Dated March 15, 2006
Filed Pursuant to Rule 433
No. 333-123085

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Floating Rate Notes)

Issuer:	General Electric Capital Corporation

Ratings:	Aaa/AAA
Trade Date/Pricing Effective
Time:	March 15, 2006
Settlement Date (Original
Issue Date):	March 20, 2006

Maturity Date:	March 20, 2008
Principal Amount:	US$ 50,000,000

Price to Public (Issue Price):	100.00%

Agents Commission/Selling	0.10%
Concession:

All-in Price:	99.90%

Net Proceeds to Issuer:	US$49,950,000

Interest Rate Basis
(Benchmark):	2 Year Constant Maturity Treasury Rate as published on
Telerate page 7051.
Index Currency:	U.S. Dollars

Spread (plus or minus):	Plus 0.26%
Index Maturity:	Two Year

Index Payment Period:	Monthly

Interest Payment Dates:	Monthly on the twentieth day of each month, commencing
April 20, 2006 and ending on the Maturity Date

Initial Interest Rate:	To be set March 16, 2006.

Interest Reset Periods	Monthly on the twentieth day of each month and ending on
and Dates:	the Maturity Date

Dated March 15, 2006
Filed Pursuant to Rule 433
No. 333-123085

Interest Determination Dates:	Two Business Days prior to each Interest Reset Date

Day Count Convention:	30/360

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.

Call Dates (if any):	Not Applicable

Call Notice Period:	Not Applicable

Put Dates (if any):	Not Applicable

Put Notice Period:	Not Applicable

CUSIP:	36962GV92

ISIN:	Not Applicable

Common Code:	Not Applicable

Other:	Not Applicable

Plan of Distribution:

The Notes are being purchased by BNP Paribas (the “Underwriter”), as principal, at 100.00%of the aggregate principal amount less a selling concession equal to 0.10% of the principal amount of the Notes.

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Dated March 15, 2006
Filed Pursuant to Rule 433
No. 333-123085

Additional Information:

General

At December 31, 2005, the Company had outstanding indebtedness totaling $355.885 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at December 31, 2005, excluding subordinated notes payable after one year, was equal to $353.200 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended in its entirety, as follows:

Year Ended December 31,
2001	2002	2003	2004	2005
1.56	1.62	1.71	1.82	1.66

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the underwriter collect at 1-212-841-2114 or Investor Communications of the issuer at 1-203-357-3950.